Exhibit 99.1

Marine Harvest (OSE:MHG, NYSE:MHG): Notice of Annual General Meeting 9 June 2016

Attached please find notice of Marine Harvest ASA's 2016 Annual General Meeting.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

MHG AGM 2016 notice: http://hugin.info/209/R/2011485/744710.pdf